Filed Pursuant To Rule 433

Registration No. 333-217785

July 25, 2017

Gold ETF Investing Outlook Continues to Shine

Posted to ETFTrends.com July 24, 2017

by Max Chen

Investment demand for gold and related exchange traded funds remains robust with an increasing number of individual and institutional investors seeking out the precious metal as a potential source of return and diversification to traditional stock and bond portfolios.

On the upcoming webcast, Gold Investing Outlook Continues to Shine, George Milling-Stanley, Head of Gold Investment Strategy at State Street Global Advisors, and Juan Carlos Artigas, Director of Investment Research for World Gold Council, will delve into outlook and illustrate ideas on how to incorporate gold into a diversified investment portfolio.

The good news for gold ETFs is that inflation could serve as a catalyst for the yellow metal. Rising inflation could also prove to be a catalyst for gold ETFs. By some metrics, the Fed has under-estimated U.S. inflation, which could prove beneficial to gold because the yellow metal is historically a popular inflation fighter.

Another possible catalyst for gold entering the back of the year is lingering debate surrounding how many times the Fed can raise rates this year – one more is what many traders are betting on, and in 2018, three seems to be the bet there.

Moreover, in the face of a stronger dollar and speculation that the Federal Reserve could raise interest rates as many as three times this year, gold prices could still move modestly higher with some help from increased demand out of the emerging markets, namely China and India.

Investors interested in gaining exposure to gold price moves have turned to ETFs, like the SPDR Gold Shares (NYSEArca: GLD), as an easy way to access the gold market. GLD represents the fractional, undivided beneficial ownership interest in the Trust, which stores gold bullion in London vaults. The ETF currently holds about 813.8 tonnes or 26.1 million ounces of gold with a value of about $32.8 billion.

While the dollar has been one of the worst-performing developed market currencies this year, which has assisted gold at various points during the year, some currency traders believe the dollar can rebound. However, there are ways for investors to prosper with the yellow metal even if the dollar rallies.

For instance, the SPDR Long Dollar Gold Trust (NYSEArca: GLDW), which debuted earlier this year. The new gold ETF may help investors gain exposure to gold bullion price movements to hedge against potential market volatility, without worrying about the negative effects of a strengthening U.S. dollar.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.